Mail Stop 4561

July 20, 2009

Mr. T. Robert MacLean, Chief Executive Officer
Points International Ltd.
800-179 John Street
Toronto, Ontario, Canada M5T 1X4

> **Re: Points International Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 000-51509**

Dear Mr. MacLean

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

D. Risk Factors, page 3

1.   The subheadings in your risk factors section are too vague and generic to adequately describe the risk that follows. For example, many of your subheadings currently either only state a general topic that is applicable to almost any corporation, such as "Current Economic Climate," "Revenues," "Competition," "Brand", "Intellectual Property" and "Liabilities of the Company," or merely state a condition of your industry, such as "Travel Industry Risk," "Internet Viability and System Infrastructure Reliability Risk," and "Dependence on Loyalty

Program Partners." Each subheading should succinctly state the specific risks that result from the facts or uncertainties that will be further discussed.

2.   Please also present the risks in more concrete terms. For example, in your risk factor on page 5 entitled "Competition" you only describe in general terms that you compete with several companies, some of which may have greater financial resources, and that increased competition could cause price reductions and loss of market share. Because nearly all companies are subject to competition, this risk factor discussion is not descriptive of the competition that is specific to your company and the attendant risks. See Item 3.D of Form 20-F. For more information, see Risk Factor Guidance in Updated Staff Legal Bulletin No. 7 (June 7, 1999) available at http://www.sec.gov/interps/legal/cfslb7a.htm#risk.

3.   Moreover, in many instances neither the subheading, nor the related paragraphs provide the quantitative information that is necessary to inform shareholders and potential investors of the scope of the risk that is posed by the condition or uncertainty that is discussed. Please revise your disclosure in future filings.

"Dependence on Loyalty Program Partners," page 4

4.   You disclose that two loyalty program customers accounted for 78% of your revenues in fiscal 2008. Please tell us what consideration you have given to naming these key partners and to filing your agreements with these customers as contracts to which your business is substantially dependent. See Exhibit 4(b)(ii) to the Instructions as to Exhibits to Form 20-F.

Part II

Item 16C. Principal Accountant Fees and Services, page 41

5.   You do not appear to have disclosed the audit committee's pre-approval policies and procedures, nor the percentage of services that were pre-approved by the audit committee, as required by Item 16C.(e)(1)-(2) of Form 20-F. Please advise.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Any responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Kevin Dougherty, Attorney-Advisor, at (202)-551-3271 with any questions or concerns. If you need further assistance, you may contact me at (202) 551-3462

Sincerely,

Mark P. Shuman
Branch Chief-Legal